February 1, 2021

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re          Forian Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 19, 2021
File No. 333-250938

On behalf of our client, Forian Inc. (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 28, 2021 (the “Comment Letter”) relating to the above referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”).

Set forth below are the Registrant’s response to the Staff’s comment. The numbering of the paragraph below corresponds to the numbering of the Staff’s comment in the Comment Letter, which for your convenience we have incorporated into this response letter.

For the Staff’s convenience, we are submitting copies of this letter and a copy of the Registration Statement marked to show all changes from the Registration Statement via email.

Amendment No. 2 to Form S-4 filed January 19, 2021

Helix Financial Statements
Revenue Recognition, page F-17

1.
Please tell us why you recognize revenues from installation and training under private sector contracts upon completion of training.  Also tell us, and disclose, how you identify and allocate revenues to performance obligations in your private sector contracts in accordance with ASC 606-10-25 and ASC 606-10-32.  Please address performance obligations for the following, as applicable:

 •  term licenses,

Division of Corporation Finance
Securities and Exchange Commission

February 1, 2021

 •  installation,
 •  training,
 •  post installation customer support,
 •  software license renewals, and
 •  service contract renewals.

The Registrant has revised page F-17 to clarify that revenues from training and installation under private sector contracts are recognized upon the completion of both installation and training. The performance obligation and related transaction price for installation and training are combined, and installation of the software always precedes the related training. The installation portion of the performance obligation requires nominal effort. The software is installed remotely either on the client server or a cloud server and is easily configurable. The bulk of the performance obligation relates to the training of client staff in the use of the software. After the training is completed, the clients are able to start using the software.

The Registrant has also revised its disclosure to clarify that the only performance obligations under its private sector contracts are 1) the initial installation and training and 2) the operability of the software being licensed. The private sector contracts contain a stated transaction price for both the installation and training and the monthly use of the software. The license for the use of the software continues on a month-to-month basis which can be terminated upon 30 days’ notice by the customer.

Please contact me at (215) 979-1206 with any questions or further comments regarding the Registrant’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ Darrick M. Mix

Darrick M. Mix

cc:          Daniel Barton, Forian Inc.